SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             CHAD THERAPEUTICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    157228107
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2400,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2002
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         David L. Johnson

(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
            PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      146,500
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   545,500

                                           (9)     Sole Dispositive Power
                                                   146,500

                                           (10)    Shared Dispositive Power
                                                   545,500

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         692,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         6.9%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds were obtained by purchasing on a margin account.

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         Sandra L. Castetter

(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
            PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   545,500

                                           (9)     Sole Dispositive Power
                                                   None

                                           (10)    Shared Dispositive Power
                                                   545,500

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         545,500

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         5.4%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         W. Robert Kohorst

(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
            OO

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                    ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   28,000

                                           (9)     Sole Dispositive Power
                                                   None

                                           (10)    Shared Dispositive Power
                                                   28,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         28,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         0.28%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
         Everest Properties II, LLC Money Purchase Plan FBO W. Robert Kohorst


(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______


(3)     SEC Use Only

(4)     Source of funds
         WC

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                     ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   28,000

                                           (9)     Sole Dispositive Power
                                                   None

                                           (10)    Shared Dispositive Power
                                                   28,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
                           28,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         0.28%

(14)     Type of Reporting Person*
         OO

*  See Instructions before Filling Out!

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  McDowell Investments L.P.



(2)     Check the Appropriate Box                      (a)   ______

          if a Member of a Group*                      (b)   ______

(3)     SEC Use Only

(4)     Source of funds
            WC

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                  ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   10,000

                                           (9)     Sole Dispositive Power
                                                   None

                                           (10)    Shared Dispositive Power
                                                   10,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         10,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         0.09%

(14)     Type of Reporting Person*
         PN

*  See Instructions before Filling Out!

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                  Mr. Monte McDowell



(2)     Check the Appropriate Box                      (a)    ______

          if a Member of a Group*                      (b)    ______

(3)     SEC Use Only

(4)     Source of funds
            OO

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                  ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                      None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                   10,000

                                           (9)     Sole Dispositive Power
                                                   None

                                           (10)    Shared Dispositive Power
                                                   10,000

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         10,000

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [  ]

(13)     Percent of Class Represented by Amount in  Row (11)
         0.09%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of Chad Therapeutics, Inc., a California corporation (the "Company"), whose principal executive offices are located at 21622 Plummer Street, Chatsworth, California 91311.

ITEM 2. IDENTITY AND BACKGROUND.

     This report is filed by David L. Johnson, ("Mr. Johnson"), Sandra L. Castetter ("Ms. Castetter"), W. Robert Kohorst ("Mr. Kohorst"), Everest Properties II, LLC Money Purchase Plan FBO W. Robert Kohorst ("Everest Pension Plan"), McDowell Investments L.P. and Monte McDowell ("Mr. McDowell") (collectively, the "Reporting Persons"). Mr. McDowell and Mr. Matthew Duffield ("Mr. Duffield"), who is not a shareholder of the Company, have formed a committee to regain shareholder value called The Committee to Restore Chad Shareholder Value (the "Committee"). Mr. Johnson is a participant, but not a member, of the Committee. Mr. Kohorst is one of the Committee's nominees for the election of directors. For more information regarding the Committee see Items 4 and 6 of this Schedule 13D.

     MR. JOHNSON. Mr. Johnson, age 46, is Chairman and a member of the board of trustees of Maxus Realty Trust, Inc. ("MRTI "), a Missouri real estate investment trust, and is Chief Executive Officer of Maxus Properties, Inc. Mr. Johnson's principal business address is 104 Armour Road, North Kansas City, Missouri 64116. Maxus Properties, Inc. owns and operates companies with over 10,500 apartment units and over 4,500 square feet of office and retail space. Mr. Johnson is also on the Board of Directors of Maxus Capital Corp., the managing general partner of Maxus Real Property Investors--Four, L.P., a Missouri limited partnership that is a public reporting company. Mr. Johnson also owns and operates a durable medical equipment and rehabilitation therapy provider and provides consulting services to a large regional medical equipment supplier.

     MS. CASTETTER. Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri 64116. Ms. Castetter is the spouse of Mr. Johnson.

     EVEREST  PENSION  PLAN.  The  Everest  Pension  Plan was set up by  Everest
Properties II, LLC ("EPII"), a California limited liability company, for its employees. Mr. Kohorst, as a beneficiary of the Everest Pension Plan, has a self-directed account in which he beneficially owns the shares disclosed in Item 3 of this Schedule 13D. EPII was formed in 1996 and manages investments in real estate, cable and equipment leasing limited partnerships, and conducts other investment banking activities regarding real estate. The principal office of EPII is 155 N. Lake Avenue, Suite 1000, Pasadena, CA 91101; telephone (626) 585-5920.

     MR. KOHORST. Mr. W. Robert Kohorst, age 49, is President, founding shareholder and majority owner of Everest Properties, LLC ("Everest"), a California limited liability company that specializes in real estate and related investments, which operates through subsidiaries and affiliates. Everest is an 85% owner of EPII Everest and its affiliates also occasionally engage in proxy solicitations in opposition to management and regularly engage in tender offers to acquire interests in real estate companies. Everest Management, LLC, an affiliate of EPII and Mr. Kohorst, currently is engaged in a tender offer to acquire up to 2% of the outstanding Common Shares at an offering price of $3.00 per share. Mr. Kohorst has extensive business development experience in a variety of successful business ventures. In addition, he holds an undergraduate degree in accounting and holds a law degree. Mr. Kohorst has served as a member of the board of trustees of MRTI since May 2002. Mr. Kohorst's and Everest's principal business address is 155 N. Lake Avenue, Suite 1000, Pasadena, California 91101.

     MCDOWELL INVESTMENTS L.P. McDowell Investments L.P. is a Missouri limited partnership with a principal office and business address of 1940 Linn Street, North Kansas City, Missouri 64116 whose principal business is investing in other companies.

     MR. MCDOWELL. Mr. Monte McDowell, age 44, is President, Chief Executive Officer and principal shareholder of McDowell Pharmaceuticals, L.L.C., a Missouri limited liability company involved in several areas of the pharmaceutical industry. Mr. McDowell's and McDowell Pharmaceuticals, L.L.C.'s principal business address is 1940 Linn Street, North Kansas City, Missouri
64116. Previously, Mr. McDowell was President, Chief Executive Officer and principal shareholder of Home Medical Specialty Equipment, Inc., a Missouri corporation doing business as MED4HOME, involving capital equipment medical sales. Mr. McDowell is also a member of the board of trustees of MRTI.

     During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds used by the Reporting Persons to acquire the 19,500 reported in Item 5(c) was $52,795.

     545,500 shares are held jointly by Mr. Johnson and Ms. Castetter in a joint margin account. 146,500 shares are held by Mr. Johnson in a margin account.

     28,000 Shares are held by the Everest Properties LLC Money Purchase Pension Plan for the benefit of Mr. Kohorst.

     10,000 Shares were acquired by McDowell Investments L.P. with funds from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     Recently, Mr. McDowell and Mr. Duffield formed and joined the Committee. Mr. Duffield does not own shares of the Company. The Committee is in the process of nominating and attempting to elect Mr. Kohorst and Mr. Danley K. Sheldon to the Company's board of directors through a proxy solicitation. Mr. Johnson is a participant in the proxy solicitation, but not a member of the Committee. Mr. Kohorst is one of the Committee nominees for the election of directors. However, the Reporting Persons do not currently have any plans to attempt to effect any other change with respect to the Company, but this may change in the future.

     Everest Management LLC, is in the process of a tender offer to the Company's shareholders for $3.00 cash per share and up to 201,260 Shares. This tender offer will expire on August 23, 2002 at 5:00p.m. EST. Depending on the market price of the shares, the other Reporting Persons intend to acquire additional Shares in the future.

ITEM 5. INTEREST IN THE SECURITIES OF ISSUER.

     (a)  The  aggregate  number  and  percentage  of the  Shares to which  this
          Schedule 13D relates is 730,000 shares, representing approximately 7.3% of the 10,063,000 outstanding Shares.

          Mr. Johnson is the direct beneficial owner of 146,500 Shares that are solely owned by him, representing approximately 1.5% of the outstanding shares. Mr. Johnson is the direct beneficial owner of 545,500 Shares that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately 5.4% of the outstanding Shares.

          Ms.  Castetter is the direct  beneficial  owner of 545,500 Shares that
     are  jointly  owned  by  Mr.  Johnson  and  Ms.   Castetter,   representing
     approximately 5.4% of the outstanding Shares.

          Mr. Kohorst, as a beneficiary of the Everest Pension Plan, has a self-directed account in which he beneficially owns the shares disclosed in
     Item 3 of this Schedule 13D. Mr. Kohorst's account holds 28,000 Shares, representing approximately .28%.

          McDowell Investments L.P. is the direct beneficial owner of 10,000 Shares, representing approximately .09% of the outstanding shares.

          Mr. McDowell owns 100% of the limited partner interests and general partner interests in McDowell Investments L.P., Mr. McDowell will be deemed to be a beneficial owner of the 10,000 Shares held by McDowell Investments L.P., representing .09% of the outstanding Shares.

     (b) Mr. Johnson has the direct power to vote and direct the disposition of the 146,500 Shares held by him. Mr. Johnson has, in concert with Ms. Castetter, the direct power to vote and direct the disposition of the 545,500 Shares held by Mr. Johnson and Ms. Castetter jointly.

          Ms. Castetter has, in concert with Mr. Johnson, the direct power to vote and direct the disposition of the 545,500 Shares held by Ms. Castetter and Mr. Johnson jointly.

          Mr. Kohorst has the right to vote and direct the disposition of the Shares held in his self- directed account in the Everest Pension Plan.

          McDowell Investments L.P. has the direct power to vote and direct the disposition of the 10,000 Shares held by it. By virtue of Mr. McDowell being the 100% owner of the limited partner interests and general partner interest of McDowell Investments L.P., Mr. McDowell will be deemed to share the indirect power to vote and direct the disposition of the Shares held by McDowell Investments L.P.

     (c) Annex A sets forth the number of Shares purchased by the Reporting Persons during the last sixty days from the date of this Schedule 13D, all of which were purchased through a broker on the open market.

     (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares other than the Reporting Persons identified herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. McDowell is a member of the Committee. Mr. Johnson is a participant in the Committee's proxy solicitation. Although Mr. McDowell and Mr. Johnson do not have a binding obligation to vote for the Committee's nominees in the upcoming election of directors, they have discussed voting in favor of the Committee's nominees. Mr. Kohorst is one of the Committee's nominees for the election of directors. Mr. McDowell, Mr. Kohorst and Mr. Johnson do not have a binding obligation to vote for the Committee's nominees in the upcoming election of directors. Mr. McDowell, Mr. Kohorst and Mr. Johnson, do not have any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares, including, but not limited to, transfer or voting of any such Shares, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. EXHIBITS.

          99.1     Joint Filing Agreement



            [the remainder of this page is intentionally left blank]

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ David L. Johnson                                   Date: August 19, 2002
David L. Johnson


/s/ Sandra L. Castetter                                Date: August 19, 2002
Sandra L. Castetter


/s/ W. Robert Kohorst                                  Date: August 15, 2002
W. Robert Kohorst


EVEREST PROPERTIES II, LLC MONEY
PURCHASE PLAN FBO W. ROBERT KOHORST


By: /s/ W. Robert Kohorst                              Date: August 15, 2002
       Name:W. Robert Kohorst
       Title: Trustee


MCDOWELL INVESTMENTS L.P.

By:      MGM HOLDINGS LLC
         General Partner

         By: Kevan D. Acord                             Date: August 13, 2002
         Name: Kevan D. Acord
         Title: Manager


/s/ Monte McDowell                                      Date: August 20, 2002
Monte McDowell

                                  EXHIBIT INDEX

99.1      Joint Filing Agreement
99.2      Power of Attorney

                                                                         Annex A
                   PURCHASES OF CHAD THERAPEUTICS, INC. STOCK

DAVID L. JOHNSON

  DATE                               QUANTITY                 PRICE PER SHARE
June
6/13/02                               1,000                         $2.75
                                      4,000                         $2.75
6/14/02                                 100                         $2.75
6/24/02                                 400                         $2.75
6/26/02                                 100                         $2.75
                                        500                         $2.75
                                      1,500                         $2.75
                                      1,200                         $2.75
                                      1,200                         $2.75

July
7/03/02                               1,500                         $2.75


          Grand Total                 11,500

MONEY PURCHASE PENSION PLAN FBO W. ROBERT KOHORST

  DATE                               QUANTITY                  PRICE PER SHARE
July
7/24/02                               1,000                          $2.55
7/25/02                               7,000                          $2.66

          Grand Total                 8,000

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on the Schedule 13D (including any amendments thereto) with respect to the shares to the limited partner units of Chad Therapeutics, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the dates indicated.


/s/ David L. Johnson                                   Date: August 19, 2002
David L. Johnson


/s/ Sandra L. Castetter                                Date: August 19, 2002
Sandra L. Castetter


/s/ W. Robert Kohorst                                  Date: August 15, 2002
W. Robert Kohorst


EVEREST PROPERTIES II, LLC MONEY
PURCHASE PLAN FBO W. ROBERT KOHORST


By: /s/ W. Robert Kohorst                              Date: August 15, 2002
       Name: W. Robert Kohorst
       Title: Trustee


MCDOWELL INVESTMENTS L.P.

By:      MGM HOLDINGS LLC
         General Partner

         By: /s/ Kevan D. Acord                         Date: August 13, 2002
         Name: Kevan D. Acord
         Title:Manager


/s/ Monte McDowell                                      Date: August 20, 2002
Monte McDowell